                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                              ULTRADATA CORPORATION
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                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share
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                         (Title of Class of Securities)

                                   90388N 10 2
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                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))










                                Page 1 of 8 Pages
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CUSIP No. 90388N 10 2                   13G                    Page 2 of 8 Pages
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1      NAME OF REPORTING PERSON:                  Lipkin Capital Managment, Inc.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:              FEIN:  41-1661262
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

       (a) |_|
       (b) |X|
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3      SEC USE ONLY
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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Lipkin Capital Management, Inc. is a corporation organized under the laws of the State of Minnesota.
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                          5     SOLE VOTING POWER
   NUMBER OF
                                                  -0-
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY             6     SHARED VOTING POWER

   OWNED BY                                      414,500
                     -----------------------------------------------------------
     EACH                 7     SOLE DISPOSITIVE POWER

   REPORTING                                      -0-
                     -----------------------------------------------------------
    PERSON                8     SHARED DISPOSITIVE POWER

     WITH:                                      414,500

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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           414,500
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)
       |_|

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  5.4%
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12     TYPE OF REPORTING PERSON (See Instructions)

                                  IA, CO
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

CUSIP No. 90388N 10 2                   13G                    Page 3 of 8 Pages
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1      NAME OF REPORTING PERSON:                       Raymond A. Lipkin
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

       (a) |_|
       (b) |X|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Raymond A. Lipkin is a United States citizen.

--------------------------------------------------------------------------------
                          5     SOLE VOTING POWER
   NUMBER OF
                                                  172,600
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY             6     SHARED VOTING POWER

   OWNED BY                                        91,900
                     -----------------------------------------------------------
     EACH                 7     SOLE DISPOSITIVE POWER

   REPORTING                                      172,600
                     -----------------------------------------------------------
    PERSON                8     SHARED DISPOSITIVE POWER

     WITH:                                         91,900

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           264,500
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)
       |X|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  3.4%
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12     TYPE OF REPORTING PERSON (See Instructions)

                                  IN
--------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages

Item 1.

    (a)   Name of Issuer

          Ultradata Corporation.

    (b)   Address of Issuer's Principal Executive Offices

          5020 Franklin Drive, Pleasanton CA 94588.

Item 2.

    (a)   Name of Person Filing.

          1.  Lipkin Capital Management, Inc.
          2.  Raymond A. Lipkin, an individual.

    (b)   Address of Principal Business Office or, if none, Residence.

          1.   161 Ferndale Avenue South, Wayzata, MN 55391.
          2.   161 Ferndale Avenue South, Wayzata, MN 55391.

    (c)   Citizenship.

          1.   Lipkin Capital Management, Inc. is a Minnesota corporation.
          2.   Raymond A. Lipkin is a citizen of the United States.

    (d)   Title of Class of Securities.

          Common Stock, $.001 par value.

    (e)   CUSIP Number.

          90388N 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          With respect to Reporting Person Lipkin Capital Management, Inc.:

          (a)  [ ] Broker or Dealer registered under Section 15 of the Act

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) |X| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
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                                                               Page 5 of 8 Pages

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h)  [ ] Group, in accordance with ss.240.13d-1(b)(ii)(H)

     Not applicable with respect to Raymond A. Lipkin.

Item 4. Ownership

     (a)  Beneficial Ownership of Filing Parties

          1. The ownership of Lipkin Capital Management, Inc. as of December 31, 1998 was as follows:

               (A) Amount beneficially owned: 414,500 shares of the Issuer, held on behalf of clients of Lipkin Capital Management, Inc. Lipkin Capital Management, Inc. disclaims beneficial ownership with respect to all 414,500 of these shares.

               (B)  Percent of Class - 5.4%

               (C) Number of the shares as to which Lipkin Capital Management, Inc. has:

                    (i)  Sole power to vote or direct the vote:         0 shares

                    (ii) Shared power to vote or direct the vote: 414,500 shares

                    (iii) Sole power to dispose or direct the
                          disposition of:                               0 shares

                    (iv)  Shared power to dispose or direct the
                          disposition of:                         414,500 shares

          2. The ownership of Raymond A. Lipkin as of December 31, 1998 was as follows:

               (A) Amount beneficially owned - 264,500 shares of the Issuer, of which (i) 172,600 shares are held by Mr. Lipkin directly or in accounts on his behalf and are subject to his sole voting and dispositive power, (ii) 74,500 shares are held by a family partnership in which Mr. Lipkin and his spouse are general partners and Mr. Lipkin is the managing partner with shared voting and dispositive power, and (iii) 17,400 shares are held by or on behalf of family members and with respect to which Mr. Lipkin has management and shared voting power. Mr. Lipkin disclaims
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                                                               Page 6 of 8 Pages

                    beneficial ownership with respect to all but the 172,600 shares over which he has sole voting and dispositive power and his proportionate interest in the family partnership. In addition, Mr. Lipkin is President of Lipkin Capital Management, Inc. Mr. Lipkin disclaims any beneficial ownership of shares held by Lipkin Capital Managment, Inc.

               (B)  Percent of Class - 3.4%

               (C)  Number of shares as to which Raymond A. Lipkin has:

                    (i)  Sole power to vote or direct the vote:   172,600 shares

                    (ii) Shared power to vote or direct the vote:  75,400 shares

                    (iii) Sole power to dispose or direct the
                          disposition of:                         172,600 shares

                    (iv)  Shared power to dispose or direct the
                          disposition of:                          75,400 shares

Item 5.   Ownership of Five Percent or less of a Class

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          The securities as to which this Schedule is filed by Lipkin Capital Management, Inc. are owned by clients of Lipkin Capital Management, Inc. Those clients have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such securities. No such client is known to have such right or power with respect to more than five percent (5%) of this class of securities.

          The securities as to which this Schedule is filed by Raymond A. Lipkin are owned (i) by Mr. Lipkin, either individually or by accounts on his behalf, and over which he has sole management and voting power; or
          (ii) by individual family members of Mr. Lipkin, or by accounts on their behalf, and over which Mr. Lipkin has management and shared voting power (See Item 4(a) above). The respective holders have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such securities. None of the holders of any of the shares over which Mr. Lipkin has management and voting power as indicated herein and in Item 4(a) above is known to individually have such right or power with respect to more than five percent (5%) of this class of securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company.

          Not Applicable.
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                                                               Page 7 of 8 Pages


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          Not Applicable.

Item 11.  Exhibits

          Exhibit 1 - Joint Filing Agreement.


                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


February 8, 1999                         LIPKIN CAPITAL MANAGEMENT, INC.



                                         By:  /s/ Raymond A. Lipkin
                                              -------------------------------
                                              Raymond A. Lipkin, President


February 8, 1999                              /s/ Raymond A. Lipkin
                                              -------------------------------
                                              Raymond A. Lipkin
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                                                               Page 8 of 8 Pages


                                    EXHIBIT 1
                                 TO SCHEDULE 13G

                             JOINT FILING AGREEMENT

     The undersigned Lipkin Capital Management, Inc. and Raymond A. Lipkin hereby agree that this Schedule 13G relating to securities of Ultradata Corporation shall be filed on behalf of each of them.

February 8, 1999                         LIPKIN CAPITAL MANAGEMENT, INC.


                                         By:  /s/ Raymond A. Lipkin
                                              -------------------------------
                                              Raymond A. Lipkin, President


February 8, 1999                              /s/ Raymond A. Lipkin
                                              -------------------------------
                                              Raymond A. Lipkin